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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 6)*

                    Under the Securities Exchange Act of 1934


                      SAFETY COMPONENTS INTERNATIONAL, INC.
                      -------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                           (Title of Class Securities)

                                    786474205
                                    ---------
                                 (CUSIP Number)

                                LEONARD DISALVO,
                        VICE PRESIDENT - FINANCE AND CFO
                               ZAPATA CORPORATION
                         100 MERIDIAN CENTRE, SUITE 350
                            ROCHESTER, NEW YORK 14618
                               TEL. (585) 242-2000

                                   COPIES TO:

                              GORDON E. FORTH, ESQ.
                             WOODS OVIATT GILMAN LLP
                             700 CROSSROADS BUILDING
                                 2 STATE STREET
                            ROCHESTER, NEW YORK 14614
                               TEL. (585) 987-2800

                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                               SEPTEMBER 23, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).
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(1)     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zapata Corporation
        74-1339132

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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
        Instructions)

                                             (a)  [ ]
                                             (b)  [X]

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(3)     SEC USE ONLY


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(4)     SOURCE OF FUNDS

        N/A

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(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]


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(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada

                                    (7)     SOLE VOTING POWER

                                            4,162,394 shares
                                    --------------------------------------------
NUMBER OF SHARES                    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                       0
WITH
                                    --------------------------------------------
                                    (9)     SOLE DISPOSITIVE POWER*

                                            4,162,394 shares
                                    --------------------------------------------
                                    (10)    SHARED DISPOSITIVE POWER*

                                            4,162,394 shares
--------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        4,162,394 shares
--------------------------------------------------------------------------------
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
        [ ]

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(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        77.3%

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(14)    TYPE OF REPORTING PERSON (See Instructions)
        CO

* The shares are subject to contractual restrictions on disposition. See items 4 through 6 of this Statement on Schedule 13D.


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      This Amendment No. 6 ("Amendment No. 6") to Schedule 13D is being filed by
Zapata Corporation ("Zapata" or the "Reporting Person") to amend and supplement its original Schedule 13D filed September 29, 2003 by Zapata, as amended by Amendment No. 1 filed October 6, 2003, Amendment No. 2, filed October 9, 2003, Amendment No. 3 filed October 14, 2003, Amendment No. 4 filed November 14, 2003 and Amendment No. 5 filed March 19, 2004 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 6 amends the Schedule 13D to include additional information to Item Nos. 4, 5 and 6. All other items that remain unchanged from the Schedule
13D are not repeated herein, but are incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

      On September 23, 2005, Zapata entered into a Stock Purchase Agreement with WLR Recovery Fund III, L.P., a Delaware limited partnership ("WLR III"), to sell to WLR III all of the 4,162,394 shares of the Issuer's Common Stock held by Zapata. On September 26, 2005, Zapata, WLR III and WLR Recovery Fund II, L.P. ("WLR II and collectively with WLR III, referred to as the "WLR Recovery Funds") entered into Amendment No. 1 and Joinder Agreement which joined WLR II as a party to the Stock Purchase Agreement. The Amendment No. 1 provides that WLR II and WLR III shall purchase 241,419 and 3,920,975 shares, respectively. The purchase price is $12.30 per share or $51,197,446 in the aggregate, which will be paid in immediately available funds at the closing of the transaction.

      Completion of the transaction is subject to customary closing conditions, including approval by Zapata stockholders and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"). On September 23, 2005, the Malcolm I. Glazer Family Limited Partnership (the "Glazer LP"), which beneficially owns approximately 51.9% of Zapata's outstanding common stock, entered into a Voting Agreement with the WLR Recovery Funds, and granted them an irrevocable proxy, each as amended on September 26, 2005, to vote in favor of the proposed transaction and against any competing transaction. The closing is expected to take place in the fourth quarter of 2005.

      On September 26, 2005, Zapata and the WLR Recovery Funds entered into an Escrow Agreement with CitiBank, N.A., as escrow agent (the "Escrow Agreement"). Under the Escrow Agreement, Zapata deposited its stock certificate representing the 4,162,394 shares and the WLR Recovery Funds deposited the purchase price pending the closing.

      Either Zapata or the WLR Recovery Funds may terminate the Stock Purchase Agreement if the other party has not performed its covenants by December 31, 2005, with certain exceptions (unless they have not been satisfied due to the terminating parties breach of the agreement) or if the HSR Act waiting period has not expired or been terminated by June 30, 2005. Zapata will be required to pay the WLR Recovery Funds a $2,000,000 break-up fee, expenses up to $500,000, plus a limited amount of accrued interest if the WLR Recovery Funds terminate the agreement and, as of December 31, 2005 Zapata has not completed its covenants in the agreement or Zapata's stockholder vote has not been secured by June 30, 2005 and there are no other unfulfilled conditions or breaches by the WLR Recovery Funds.

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      Zapata and the WLR Recovery Funds may be deemed to have formed a "group"
by virtue of their execution, delivery and performance of the Stock Purchase Agreement. Zapata disclaims any involvement or participation as a member of a group with WRL. Zapata expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by Zapata.

      Except as otherwise set forth herein, each of the Reporting Persons has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons expressly reserves the right to change its business plans, operations and management arrangements with respect to the Issuer based on future developments.

      The descriptions of the Stock Purchase Agreement, as amended, and Escrow Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, a copies of which are attached as Exhibits 1 and 2 to this Schedule 13D and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (b) Under the Stock Purchase Agreement and Escrow Agreement described in
Item 4 and 6, Zapata has the sole power to vote the Safety Components shares pending the closing of the sale to the WLR Recovery Funds. The Stock Purchase Agreement provides that after the closing of the transaction and the issuance in the name of the WLR Recovery Funds of certificates representing the purchased Issuer shares, Zapata will cause its representatives to resign as directors of the Issuer. After the closing and until the issuance of the certificates, Zapata is obligated to vote the WLR Recovery Funds' nominees to the Issuer's board of directors.

      Under the Stock Purchase Agreement, Zapata and the WLR Recovery Funds share the power to dispose of the shares, which have been deposited in escrow and may only be released upon the closing of the sale, termination of the Stock Purchase Agreement, or upon mutual agreement of Zapata and the WLR Recovery Funds.

      According to the Stock Purchase Agreement, WLR Recovery Fund II, L.P. is a Delaware limited partnership and WLR Recovery Fund III, L.P., is a Delaware limited partnership, both have business addresses at 600 Lexington Avenue, New York, New York 10022. Further information about the identity and background of the WLR Recovery Funds can be found in Item 2 to the Schedule 13D filed or to be filed by the WLR Recovery Funds with the Securities and Exchange Commission on or about October 3, 2005.

      (c) Except as described herein, Zapata has not effected any transactions in the Common Stock of the Issuer during the past sixty days.

      (d) Under the Stock Purchase Agreement and Escrow Agreement described in Items 4 and 6, all dividends or distributions declared and paid prior to the closing of the transactions contemplated thereunder are to be deposited in escrow with CitiBank. The WLR Recovery Funds are entitled to receive all such dividends or distributions upon the closing of the transaction. If the transaction is not closed and the shares are returned to Zapata, Zapata shall be entitled to receive the dividends and distribution.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

      On September 23, 2005, Zapata entered into a Stock Purchase Agreement described in Item 4 above and on September 26, 2005, Zapata into Amendment No. 1 and Joinder Agreement also described in Items 4 and 5 above. On September 26, 2005, Zapata and the WLR Recovery Funds entered into an Escrow Agreement referred to in Items 4 and 5 above. The descriptions of the Stock Purchase Agreement, as amended, and Escrow Agreement contained in Items 4 and 5 above are incorporated by reference in this Item 6. The description of the Stock Purchase Agreement and Escrow Agreement in this Schedule 13D is qualified in their entirety by reference to such agreement, copies of which are attached as Exhibits 1 and 2 to this Schedule 13D and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 1 Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005

  Exhibit 2 Escrow Agreement dated September 26, 2005 among WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., Zapata Corporation and Citibank N.A., as escrow agent

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: October 3, 2005

                                     Zapata Corporation

                                     By:    /s/ Leonard DiSalvo
                                            ------------------------------------
                                     Name:  Leonard DiSalvo
                                     Title: Vice President - Finance and CFO